CIM Opportunity Zone Fund, L.P.
4700 Wilshire Boulevard
Los Angeles, CA 90010
September 1, 2023
Division of Corporate Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    CIM Opportunity Zone Fund, L.P
Amendment No. 2 to Registration Statement on Form 10
Filed July 28, 2023
File No. 000-56544

Ladies and Gentlemen:
On behalf of CIM Opportunity Zone Fund, L.P. (the “Partnership” or the “Fund”), we hereby respond to the comment letter, dated August 16, 2023 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above referenced Amendment No. 2 to Registration Statement on Form 10-12G filed on July 28, 2023 (the “Registration Statement”). Please note that we are simultaneously filing Amendment No. 3 to the Registration Statement on Form 10-12G (“Amendment No. 3”).
For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to the comment immediately thereafter.
Amendment No. 2 to Registration Statement on Form 10 filed July 28, 2023
Certain Relationships and Related Transactions, page 61
1.We reissue comment 6. In order to explain how the incentive and management fees are calculated, please quantify the factors used in the formulas and disclose how these factors were determined for the year ended December 31, 2022.
The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 63 and 64 of Amendment No. 3.
Summary of Accounting Policies Basis of Presentation, page F-9
2.We continue to evaluate your responses to comments 9 and 10 and may have additional comment.
The Company acknowledges the Staff’s comment.
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Division of Corporation Finance Office of Real Estate & Construction United States Securities and Exchange Commission Page 2
If you have any questions regarding Amendment No. 3 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3309.

Sincerely,

/s/ Raphael M. Russo
Raphael M. Russo, Esq
cc:        David Thompson
CIM Opportunity Zone Fund, L.P.
Yifat Koren-Dahan
CIM Opportunity Zone Fund, L.P.